TOKYO AOYAMA AOKI LAW OFFICE

ATTORNEYS AT LAW

BAKER & McKENZIE

ATTORNEY AT FOREIGN LAW OFFICE

QUALIFIED JOINT ENTERPRISE OFFICES

THE PRUDENTIAL TOWER



JAPAN

(C ... JAPAN)

7-2900

03029934

FILE No. 82-5176

September 2, 2003

VIA AIR MAIL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Fuji Television Network, Incorporated
Rule 12g-3(2)(b) Exemption Application

Dear Sirs:

Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we, as legal counsels to Fuji Television Network, Incorporated (the "Company") with respect to its international offering of shares, enclose herewith English translations of the documents which contents were announced by the Company:

- Quarterly Flash Report (Consolidated Basis) -Results for the three-month ended June 30, 2003- (dated August 7, 2003)
- Notice of Foreign Ownership of Our Shares (dated July 29, 2003)
- Notice of Foreign Ownership of Our Shares (dated August 18, 2003)
- Report on Acquisition by the Company of its Own Shares (filed date July 4, 2003)
- Report on Acquisition by the Company of its Own Shares (filed date July 4, 2003)
- Report on Acquisition by the Company of its Own Shares (filed date August 14, 2003)

Yours truly,

Kunio Aoki

Encl.
cc: Fuji Television Network, Incorporated

dlw 9/11

August 7, 2003

Quarterly Flash Report (Consolidated Basis)

Results for the three-month ended June 30, 2003

Company name: Fuji Television Network, Inc.

Stock listing: Tokyo Stock Exchange Code number: 4676 URL http://www.fujitv.co.jp

For further information, please contact: Masao Sakai, Senior Executive Managing Director, Investor Relations Department Telephone: +81-3-5500-8258

1. Items Related to the Creation of This Report

(1) Discrepancies in accounting methods and methods recognized in recent fiscal years: None

(2) Additions to and deletions from consolidated subsidiaries and affiliates

Additions: Consolidated subsidiaries: 0, Affiliates: 0

Deletions: Consolidated subsidiaries: 1, Affiliates: 0

In fiscal year ended March 31, 2003, consolidated subsidiary Utsukushigahara Kogen Development, Inc., merged with equity method affiliate Fuji Land Co., Ltd.

2. Consolidated Financial Results of Three-month ended June 30, 2003 (April 1, 2003 through June 30, 2003)

(1) Progress of business performance

(Figures less than ¥1 million have been omitted.)

	Net Sales		Operating Income		Recurring Profit		Net Income	
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
June 30, 2003	110,088	—	15,688	—	16,341	—	9,015	—
June 30, 2002	—	—	—	—	—	—	—	—
(For reference) Year ended March 31, 2003	429,004		37,268		37,744		14,816	

	Net Income per Share Basic	Net Income per Share Diluted
	Yen	Yen
June 30, 2003	8,678.47	—
June 30, 2002	—	—
(For reference) Year ended March 31, 2003	13,617.49	—

Note: (1) Percentages indicate the quarter-on-quarter change in net sales, operating income and other performance indicators.

(2) The period under review is the first time for Fuji Television to disclose quarterly results, so quarter-on-quarter comparisons are not presented herein.

Sales by Broadcasting Operations

Three Months ended June 30 (Figures less than ¥1 million have been omitted.)

	2003	Change from the previous term
Broadcasting Operations	78,813	(1.7%)
Broadcasting	71,776	(2.1%)
Net time	32,591	(2.8%)
Local time	5,390	(1.6%)
Spot	33,794	(1.5%)
Broadcasting Related Business	7,036	3.3%
Other operations	8,759	19.2%
Total	87,572	0.1%

Note: The period under review is the first time for Fuji Television to disclose quarterly results, so quarter-on-quarter results are provided for reference.

Broadcasting-related Business

This segment consists of subsidiaries involved in program production, art, and technology. Companies in this segment sought to streamline costs and increase outside sources of revenue to compensate for a decline in orders from the parent company.

Sales in this segment totaled ¥10.5 billion, and operating income amounted to ¥0.2 billion.

Direct Marketing

In the first quarter of fiscal 2004, hit products in the areas of beauty and health continued to perform well in the Direct Marketing business. Concerns about a negative effect on sales with the implementation of shipping fees were unfounded, and revenues from shipping fees contributed to solid sales and income in this segment.

Sales by the Direct Marketing segment amounted to ¥16.4 billion, and operating income came to ¥1.2 billion.

Other Businesses

The Other segment, which comprises subsidiaries involved in a variety of fields, posted sales of ¥6.7 billion and operating income of ¥3.3 billion in the quarter under review.

Equity-method Affiliates

Investment income (loss) on equity method affiliates in the first quarter of fiscal 2004 totaled ¥0.4 billion.

(2) Financial Position

(Figures less than ¥1 million have been omitted.)

	Total Assets	Total Shareholders' Equity	Equity Ratio	Total Shareholders' Equity per Share
	Millions of Yen	Millions of Yen	%	Yen
June 30, 2003	488,459	377,772	77.3	361,764.47
June 30, 2002	—	—	—	—
(For reference) March 31, 2003	480,913	367,796	76.5	351,919.49

Cash Flows

Three Months ended June 30 (Figures less than ¥1 million have been omitted.)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at the end of the Year
	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
June 30, 2003	8,636	(23,200)	(1,264)	39,427
June 30, 2002	—	—	—	—
(For reference) Year ended March 31, 2003	33,458	(32,245)	(11,566)	55,377

In the first quarter of fiscal 2004, cash flows from operating activities totaled ¥8.6 billion. Due to fund management that included the acquisition of marketable securities with a maturity of more than three months such as commercial papers and corporate bonds, cash flows used in investing activities amounted to ¥23.2 billion, and cash flows used in financing activities totaled ¥1.2 billion, primarily due to dividend payments.

As a result, cash and cash equivalents at the end of the period totaled ¥39.4 billion, a ¥15.9 billion decrease compared with the end of the previous fiscal year.

Non-Consolidated Financial Results of Three-month ended June 30, 2003 (April 1, 2003 through June 30, 2003)

(Figures less than ¥1 million have been omitted.)

	Net Sales	Operating Income	Recurring Profit	Net Income
	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
June 30, 2003	87,572	14,215	15,036	8,644

	Total Assets	Total Shareholders' Equity
	Millions of Yen	Millions of Yen
June 30, 2003	436,857	356,313

3. Outlook for the Fiscal Year Ending March 31, 2004

Consolidated Financial Results

	Net Sales	Recurring Profit	Net Income	Net Income per Share
	Millions of Yen	Millions of Yen	Millions of Yen	Yen
Six Months ended September 30, 2003	219,000	18,000	10,000	9,620.75
Year ended March 31, 2004	434,500	35,500	17,500	16,512.95

(For Reference)

Non-Consolidated Financial Results

	Net Sales	Recurring Profit	Net Income	Net Income per Share
	Millions of Yen	Millions of Yen	Millions of Yen	Yen
Six Months ended September 30, 2003	171,500	17,000	9,500	9,095.53
Year ended March 31, 2004	337,500	32,500	17,000	16,128.01

Note: The forecasts above are based on information available at the time of writing. Actual performance may differ from forecasts due to unforeseen factors.

Outlook

Although the Group outperformed forecasts in the first quarter of fiscal 2004, the advertising market is expected to remain sluggish. Despite this, higher revenues expected from the movies, events, and other non-broadcasting income from the Broadcasting business, as well as the solid performance of the mail-order business, has enabled the Fuji TV Group to make upward revisions to forecasts for both the interim period as well as the full fiscal year.

Looking at interim forecasts, we anticipate that consolidated net sales will total ¥219.0 billion, recurring profit will amount to ¥18.0 billion, and net income will total ¥10.0 billion. Forecasts for the year anticipate that consolidated net sales will amount to ¥434.5 billion, recurring profit will come to ¥35.5 billion, and net income will total ¥17.5 billion.

Differences in the revised forecasts and forecasts disclosed in a flash report published on May 21, 2003, are shown below.

(1) Consolidated Financial Results of Six-Month ending September 30, 2003 (Millions of Yen)

	Net Sales	Recurring Profit	Net Income
Previous Forecast (A)	214,000	15,500	7,000
Revised Forecast (B)	219,000	18,000	10,000
Change (B-A)	5,000	2,500	3,000
Percent Change (%)	2.3	16.1	42.9

(2) Non-Consolidated Financial Results of Six-Month ending September 30, 2003 (Millions of Yen)

	Net Sales	Recurring Profit	Net Income
Previous Forecast (A)	167,500	15,500	8,000
Revised Forecast (B)	171,500	17,000	9,500
Change (B-A)	4,000	1,500	1,500
Percent Change (%)	2.4	9.7	18.8

(3) Consolidated Financial Results of Year ending March 31, 2004 (Millions of Yen)

	Net Sales	Recurring Profit	Net Income
Previous Forecast (A)	430,500	34,500	17,000
Revised Forecast (B)	434,500	35,500	17,500
Change (B-A)	4,000	1,000	500
Percent Change (%)	0.9	2.9	2.9

(4) Non-Consolidated Financial Results of Year ending March 31, 2004 (Millions of Yen)

	Net Sales	Recurring Profit	Net Income
Previous Forecast (A)	335,000	32,000	16,500
Revised Forecast (B)	337,500	32,500	17,000
Change (B-A)	2,500	500	500
Percent Change (%)	0.7	1.6	3.0

CONSOLIDATED BALANCE SHEETS

(Figures less than ¥1 million have been omitted.)

	June 30, 2003		March 31, 2003		Change from the previous term
	Millions of yen	%	Millions of yen	%	Millions of yen
ASSETS					
Current assets:					
1. Cash and time deposits	24,113		27,188		
2. Trade notes and accounts receivable	94,089		95,071		
3. Marketable securities	55,167		53,196		
4. Inventories	26,946		24,867		
5. Other current assets	18,270		18,125		
6. Less allowance for doubtful accounts	(411)		(471)		
Total current assets	218,176	44.7	217,978	45.3	198
Fixed assets:					
1. Tangible fixed assets					
(1) Buildings and structures	98,645		100,512		
(2) Land	15,406		15,415		
(3) Other tangible fixed assets	14,051		14,091		
Total tangible fixed assets	128,104	26.2	130,019	27.0	(1,915)
2. Intangible fixed assets	22,540	4.6	21,846	4.6	694
3. Investments and other assets					
(1) Investment in securities	91,385		85,916		
(4) Other	29,349		26,262		
(5) Less allowance for doubtful accounts	(1,097)		(1,109)		
Total investments and other assets	119,637	24.5	111,069	23.1	8,568
Total fixed assets	270,282	55.3	262,935	54.7	7,347
Total assets	488,459	100.0	480,913	100.0	7,545

(Figures less than ¥1 million have been omitted.)

	June 30, 2003		March 31, 2003		Change from the previous term
	Millions of yen	%	Millions of yen	%	Millions of yen
LIABILITIES					
Current liabilities:					
1. Trade notes and accounts payable	38,905		43,402		
2. Short-term borrowings	2,185		2,349		
3. Allowance for sales returns	151		147		
4. Other current liabilities	37,294		35,832		
Total current liabilities	78,537	16.1	81,730	17.0	(3,193)
Long-term liabilities:					
1. Retirement allowance for employees	23,970		23,437		
2. Retirement allowance for directors	2,160		2,329		
3. Other long-term liabilities	850		575		
Total long-term liabilities	26,981	4.9	26,342	5.5	639
Total liabilities	105,518	21.6	108,072	22.5	(2,554)
MINORITY INTERESTS					
Minority interests	5,167	1.0	5,043	1.0	123
SHAREHOLDERS' EQUITY					
Common stock	59,764	12.2	59,764	12.4	
Capital surplus	87,228	17.9	87,228	18.1	
Retained earnings	237,749	48.7	230,167	47.9	
Reevaluation differences of land	2,111	0.4	2,111	0.5	
Valuation gain on other securities	6,978	1.4	4,586	1.0	
Foreign exchange adjustment	79	0.0	77	0.0	
Treasury stock	(16,139)	(3.3)	(16,139)	(3.4)	
Total shareholders' equity	377,772	77.3	367,796	76.5	9,976
Total liabilities, minority interests and shareholders' equity	488,459	100.0	480,913	100.0	7,545

CONSOLIDATED STATEMENTS OF INCOME

(Figures less than ¥1 million have been omitted.)

	Three months ended June 30, 2003			Year ended March 31, 2003		
	Millions of yen		%	Millions of yen		%
Net sales		110,088	100.0		429,004	100.0
Cost of sales		64,085	58.2		271,605	63.3
Gross profit		46,002	41.8		157,398	36.7
Selling, general and administrative expenses						
1. Selling expense	21,856			87,950		
2. General and administrative expenses	8,456	30,313	27.5	32,179	120,130	28.0
Operating income		15,688	14.3		37,268	8.7
Non-operating revenues						
1. Interests	66			257		
2. Dividends	217			368		
3. Amortization of consolidated difference	430			---		
4. Rental fee	589			2,444		
5. Others	86	1,389	1.2	651	3,722	0.9
Non-operating expenses						
1. Interests	29			147		
2. Equity in earnings of affiliates	---			1,336		
3. Rental fee	302			1,263		
4. Others	404	736	0.7	498	3,247	0.8
Recurring profit		16,341	14.8		37,744	8.8
Extraordinary gain						
1. Gain on the sale of fixed assets	0			125		
2. Gain on the sale of investment securities	---			12		
3. Interest on leveraged assets	31			1,035		
4. Gain on the return of allowance for doubtful	57			---		
5. Gain on the allowance for sales returns	3			---		
6. Others	19	112	0.1	116	1,289	0.3
Extraordinary loss						
1. Loss on sale of fixed assets	1			20		
2. Loss on disposal of fixed assets	26			159		
3. Loss on sale of investment securities	---			9		
4. Devaluation of investment securities	---			4,798		
5. Devaluation of membership	---			43		
6. Lump-sum amortization of shortfall due to new retirement benefit accounting standard	---			3,062		
7. Reserves for membership deposit	---			168		
8. Others	19	47	0.0	109	8,370	1.9
Income before income taxes		16,406	14.9		30,663	7.2
Income taxes and enterprise taxes	7,254			15,022		
Adjustment for income taxes	(82)	7,171	6.5	358	15,380	3.6
Minority taxes		218	0.2		465	0.1
Net income		9,015	8.2		14,816	3.5

FILE No. 82-5176

(Translation)

July 29, 2003

Dear Sirs:

Name of listed company: Fuji Television Network, Incorporated

Representative: Koichi Murakami
President and Representative Director

Code No.: No. 4676
1st section of Tokyo Stock Exchange

Inquiries to be directed to: Mr. Tsuyoshi Habara
General Manager of Finance Dept.
Tel: 03-5500-8163

Notice of Foreign Ownership of Our Shares

Notice is hereby given that as of July 25, 2003, the percentage of voting rights in respect of issued shares held by foreigners (including those listed in items 1 through 3 of paragraph 1 of Article 5 of the Radio Law of Japan; the same applies hereinafter) to the total voting rights in respect of all issued shares of the Company was 17% or more, as described below:

Description

1. Percentage of foreign ownership as of July 25, 2003

Number of issued shares held by foreigners (Number of issued shares with voting rights held by foreigners [A])	180,030.0 shares (180,030.0 shares)
Total number of issued shares (Total number of issued shares with voting rights [B])	1,074,304.2 shares (1,044,455.0 shares)
Percentage of foreign ownership [A/B x 100 (with the third decimal place rounded upward or downward, as the case may be)]	17.24%

2. Date of public notice

August 1, 2003 (to be inserted in morning papers of *The Sangyo Keizai Shimbun* and *The Nihon Keizai Shimbun*).

(For reference)

Under the Radio Law of Japan, if any foreigner (including any person of non-Japanese nationality, any foreign corporation, any foreign government or any foreign association) holds 20% or more of the total voting rights in respect of issued shares in a radio broadcasting station, its license shall be revoked. Hence, in such case, such station will be entitled to reject any application for registration of a transfer of shares in the register of shareholders by such any foreigner, in accordance with paragraph 1 of Article 52-8 of the Broadcasting Law of Japan.

Under the provisions of paragraph 2 of Article 52-8 of the Broadcasting Law and paragraphs 2 and 3 of Article 17-3 of the Regulations for the Enforcement of the Broadcasting Law, if the percentage of voting rights in respect of issued shares held by foreigners to the total voting rights in respect of all issued shares is 15% or more, the radio broadcasting station shall be obligated to give public notice thereof.

- END -

03 SEP 11 AM 7:21

FILE No. 82-5176

(Translation)

August 18, 2003

Dear Sirs:

Name of listed company: Fuji Television Network, Incorporated

Representative: Koichi Murakami
President and Representative Director

Code No.: No. 4676
1st section of Tokyo Stock Exchange

Inquiries to be directed to: Mr. Tsuyoshi Habara
General Manager of Finance Dept.
Tel: 03-5500-8163

Notice of Foreign Ownership of Our Shares

Notice is hereby given that as of August 14, 2003, the percentage of voting rights in respect of issued shares held by foreigners (including those listed in items 1 through 3 of paragraph 1 of Article 5 of the Radio Law of Japan; the same applies hereinafter) to the total voting rights in respect of all issued shares of the Company was 18% or more, as described below:

Description

1. Percentage of foreign ownership as of July 25, 2003

Number of issued shares held by foreigners (Number of issued shares with voting rights held by foreigners [A])	192,627.0 shares (192,627.0 shares)
Total number of issued shares (Total number of issued shares with voting rights [B])	1,074,304.2 shares (1,044,455.0 shares)
Percentage of foreign ownership [A/B x 100 (with the third decimal place rounded upward or downward, as the case may be)]	18.44%

2. Date of public notice

August 20, 2003 (to be inserted in morning papers of *The Sangyo Keizai Shimbun* and *The Nihon Keizai Shimbun*).

(For reference)

Under the Radio Law of Japan, if any foreigner (including any person of non-Japanese nationality, any foreign corporation, any foreign government or any foreign association) holds 20% or more of the total voting rights in respect of issued shares in a radio broadcasting station, its license shall be revoked. Hence, in such case, such station will be entitled to reject any application for registration of a transfer of shares in the register of shareholders by such any foreigner, in accordance with paragraph 1 of Article 52-8 of the Broadcasting Law of Japan.

Under the provisions of paragraph 2 of Article 52-8 of the Broadcasting Law and paragraphs 2 and 3 of Article 17-3 of the Regulations for the Enforcement of the Broadcasting Law, if the percentage of voting rights in respect of issued shares held by foreigners to the total voting rights in respect of all issued shares is 15% or more, the radio broadcasting station shall be obligated to give public notice thereof.

- END -

FILE No. 82-5176

(June 2003(1))

(Translation)

REPORT
ON
ACQUISITION BY THE COMPANY
OF ITS OWN SHARES

Fuji Television Network, Incorporated

(681099)

REPORT ON ACQUISITION BY THE COMPANY OF ITS OWN SHARES
(Under Article 24-6, paragraph 1 of the Securities and Exchange Law of Japan)

Reporting period: June 1, 2003 to June 27, 2003

To: The Director General of the Kanto Local Finance Bureau

Date of Filing: July 4, 2003

Name of the Company: Kabushiki Kaisha Fuji Television

Name of the Company in English: Fuji Television Network, Incorporated

Name and Position of the Representative: Koichi Murakami
President and
Representative Director

Location of the Head Office: 4-8, Daiba 2-chome, Minato-ku, Tokyo
Telephone: Tokyo (5500) 8888 (Big key)

Person to Contact: Tsuyoshi Habara
General Manager of Finance Dept.

Place to Contact: Same as above

Person to Contact: Same as above

Place at which copies of this Report are made available for public inspection

Name	Address
Tokyo Stock Exchange, Inc.	2-1, Nihonbashi Kabutocho, Chuo-ku, Tokyo

(This Report in Japanese consists of 2 sheets including this cover sheet.)

Class of shares to be acquired: Shares of common stock of the Company

1. Acquisition by the Company of its own shares:

(1) Acquisition by the Company of its own shares pursuant to the resolution at the Ordinary General Meeting of Shareholders:

As of June 27, 2003

Classification	Number of shares		Total prices	Notes
	(Shares)		(¥)	
Resolution at the Ordinary General Meeting of Shareholders (adopted on June 27, 2002)		50,000	50,000,000,000	
Its own shares acquired during the reporting month (Date of acquisition)	-	-	-	
	Total	-	-	
Accumulated number of its own shares acquired as at the end of the reporting month		25,000	10,275,000,000	
Development of acquisition of its own shares		50.00%	20.55%	

(Note) The ratio of the number of shares for acquisition as approved at the Ordinary General Meeting of Shareholders pursuant to the provisions of Article 210 of the Commercial Code of Japan to the total number of shares issued as of the day on which the Ordinary General Meeting of Shareholders was closed: 4.7%

(2) Purchase of its own shares from subsidiaries:

None

(3) Purchase of its own shares for the purpose of cancellation thereof by appropriation of revaluation excess:

None

2. State of disposition:

None

3. Possession of its own shares:

As of June 27, 2003

Classification	Number of shares	Notes
Total number of shares issued	1,074,304.20 shares	
Number of its own shares possessed	29,835 shares	(Note)
Number of its own shares possessed for the purpose of cancellation thereof by appropriation of revaluation excess	-	

(Note) In addition to the above-listed "number of its own shares possessed", amounting to 29,835 shares, the Company possesses 0.5 shares of its own as "fractional shares".

- END -

FILE No. 82-5176

(June 2003(2))

(Translation)

REPORT
ON
ACQUISITION BY THE COMPANY
OF ITS OWN SHARES

Fuji Television Network, Incorporated

(681099)

REPORT ON ACQUISITION BY THE COMPANY OF ITS OWN SHARES
(Under Article 24-6, paragraph 1 of the Securities and Exchange Law of Japan)

Reporting period: June 27, 2003 to June 30, 2003

To: The Director General of the Kanto Local Finance Bureau

Date of Filing: July 4, 2003

Name of the Company:	Kabushiki Kaisha Fuji Television
Name of the Company in English:	Fuji Television Network, Incorporated
Name and Position of the Representative:	Koichi Murakami President and Representative Director
Location of the Head Office:	4-8, Daiba 2-chome, Minato-ku, Tokyo Telephone: Tokyo (5500) 8888 (Big key)
Person to Contact:	Tsuyoshi Habara General Manager of Finance Dept.
Place to Contact:	Same as above
Person to Contact:	Same as above

Place at which copies of this Report are made available for public inspection

Name	Address
Tokyo Stock Exchange, Inc.	2-1, Nihonbashi Kabutocho, Chuo-ku, Tokyo

(This Report in Japanese consists of 2 sheets including this cover sheet.)

Class of shares to be acquired: Shares of common stock of the Company

1. Acquisition by the Company of its own shares:

(1) Acquisition by the Company of its own shares pursuant to the resolution at the Ordinary General Meeting of Shareholders:

As of June 30, 2003

Classification	Number of shares		Total prices	Notes
	(Shares)		(¥)	
Resolution at the Ordinary General Meeting of Shareholders (adopted on June 27, 2002)		100,000	50,000,000,000	
Its own shares acquired during the reporting month (Date of acquisition)	-	-	-	
	Total	-	-	
Accumulated number of its own shares acquired as at the end of the reporting month		-	-	
Development of acquisition of its own shares		-	-	

(Note) The ratio of the number of shares for acquisition as approved at the Ordinary General Meeting of Shareholders pursuant to the provisions of Article 210 of the Commercial Code of Japan to the total number of shares issued as of the day on which the Ordinary General Meeting of Shareholders was closed: 9.3%

(2) Purchase of its own shares from subsidiaries:

None

(3) Purchase of its own shares for the purpose of cancellation thereof by appropriation of revaluation excess:

None

2. State of disposition:

None

3. Possession of its own shares:

As of June 30, 2003

Classification	Number of shares	Notes
Total number of shares issued	1,074,304.20 shares	
Number of its own shares possessed	29,835 shares	(Note)
Number of its own shares possessed for the purpose of cancellation thereof by appropriation of revaluation excess	-	

(Note) In addition to the above-listed "number of its own shares possessed", amounting to 29,835 shares, the Company possesses 0.5 shares of its own as "fractional shares".

- END -

FILE No. 82-5176

(July 2003)

(Translation)

REPORT
ON
ACQUISITION BY THE COMPANY
OF ITS OWN SHARES

Fuji Television Network, Incorporated

(681099)

REPORT ON ACQUISITION BY THE COMPANY OF ITS OWN SHARES
(Under Article 24-6, paragraph 1 of the Securities and Exchange Law of Japan)

Reporting period: July 1, 2003 to July 31, 2003

To: The Director General of the Kanto Local Finance Bureau

Date of Filing: August 14, 2003

Name of the Company:	Kabushiki Kaisha Fuji Television
Name of the Company in English:	Fuji Television Network, Incorporated
Name and Position of the Representative:	Koichi Murakami President and Representative Director
Location of the Head Office:	4-8, Daiba 2-chome, Minato-ku, Tokyo Telephone: Tokyo (5500) 8888 (Big key)
Person to Contact:	Tsuyoshi Habara General Manager of Finance Dept.
Place to Contact:	Same as above
Person to Contact:	Same as above

Place at which copies of this Report are made available for public inspection

Name	Address
Tokyo Stock Exchange, Inc.	2-1, Nihonbashi Kabutocho, Chuo-ku, Tokyo

(This Report in Japanese consists of 2 sheets including this cover sheet.)

Class of shares to be acquired: Shares of common stock of the Company

1. Acquisition by the Company of its own shares:

(1) Acquisition by the Company of its own shares pursuant to the resolution at the Ordinary General Meeting of Shareholders:

As of July 31, 2003

Classification	Number of shares (Shares)		Total prices (¥)	Notes
Resolution at the Ordinary General Meeting of Shareholders (adopted on June 27, 2002)		100,000	50,000,000,000	
Its own shares acquired during the reporting month (Date of acquisition)	-	-	-	
	Total	-	-	
Accumulated number of its own shares acquired as at the end of the reporting month		-	-	
Development of acquisition of its own shares		-	-	

(Note) The ratio of the number of shares for acquisition as approved at the Ordinary General Meeting of Shareholders pursuant to the provisions of Article 210 of the Commercial Code of Japan to the total number of shares issued as of the day on which the Ordinary General Meeting of Shareholders was closed: 9.3%

(2) Purchase of its own shares from subsidiaries:

None

(3) Purchase of its own shares for the purpose of cancellation thereof by appropriation of revaluation excess:

None

2. State of disposition:

None

3. Possession of its own shares:

As of July 31, 2003

Classification	Number of shares	Notes
Total number of shares issued	1,074,304.20 shares	
Number of its own shares possessed	29,835 shares	(Note)
Number of its own shares possessed for the purpose of cancellation thereof by appropriation of revaluation excess	-	

(Note) In addition to the above-listed "number of its own shares possessed", amounting to 29,835 shares, the Company possesses 0.5 shares of its own as "fractional shares".

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